Exhibit 12.01

VALERO L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Three Months Ended March 31, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$18,886	$77,074	$67,177	$52,350	$42,694	$35,968

Add:
Fixed charges	6,055	21,625	16,443	5,492	4,203	5,266
Amortization of capitalized interest	16	60	55	48	39	34
Distributions from Skelly-Belvieu Pipeline Company	—	1,373	2,803	3,590	2,874	4,658
Less: Interest capitalized	(66)	(192)	(123)	(255)	(298)	—

Total earnings	$24,891	$99,940	$86,355	$61,225	$49,512	$45,926

Fixed charges:
Interest expense (1)	$5,773	$20,630	$15,291	$4,968	$3,721	$5,181
Amortization of debt issuance costs	104	407	740	160	90	—
Interest capitalized	66	192	123	255	298	—
Rental expense interest factor (2)	112	396	289	109	94	85

Total fixed charges	$6,055	$21,625	$16,443	$5,492	$4,203	$5,266

Ratio of earnings to fixed charges	4.1x	4.6x	5.3x	11.1x	11.8x	8.7x

(1)	The “interest expense, net” reported in Valero L.P.’s consolidated statements of income for the three months ended March 31, 2005 and the year ended December 31, 2004 includes investment income of $48,000 and $221,000, respectively and includes other expense of $0 and ($134,000) for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.